                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549

-----------------------------------------------------
In the Matter of
                                                                    CERTIFICATE
Xcel Energy Inc.
                                                                         OF
File No. 70-9635
                                                                    NOTIFICATION
(Public Utility Holding Company
Act of 1935)
----------------------------------------------------

         This Certificate of Notification is filed by Xcel Energy Inc. ("Xcel Energy"), a Minnesota corporation, pursuant to Rule 24. Such filing is made pursuant to Xcel Energy's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated August 22, 2000 (HCAR No. 27218) (the "Order") in the above-referenced file. The Order directed that Xcel Energy file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from April 1, 2001 through June 30, 2001 (the "Second Quarter").

a.)      FOLLOWING IS A COMPUTATION UNDER RULE 53(a) SETTING FORTH XCEL
         ENERGY'S CONSOLIDATED RETAINED EARNINGS AND AGGREGATE INVESTMENT IN
         ALL EWGS AND FUCOS:

         Average consolidated retained earnings:                               $  2,331.3 million
         Aggregate investment in all EWGs and FUCOs*:                          $    899.1 million

         * The balance includes $781.9 million of Xcel Energy's entire investment in NRG Energy, Inc., not just EWGs and FUCOs.

b.)      FOLLOWING IS A LISTING OF XCEL ENERGY'S AGGREGATE INVESTMENT IN
         EACH EWG:

         (IN MILLIONS)
         Investment in EWGs:
             NRG Energy, Inc.*                                                 $    781.9
             Independent Power International                                         40.9
             Denver City Energy Associates, L.P.                                      7.5
                                                                               ----------
                                                                                    830.3
         Investment in FUCOs                                                         68.8
                                                                               -----------
                                                                               $    899.1
                                                                               ===========

         * The aggregate investment represents Xcel Energy's entire investment in NRG Energy, Inc., not just EWGs and FUCOs.


c.)      XCEL ENERGY'S CONSOLIDATED CAPITALIZATION RATIO AS OF JUNE 30, 2001:

         Debt as a percentage of capitalization                                       64.4%
         (including approximately $2,269 million of short-term debt)

         Common stock equity as a percentage of capitalization*                       32.6%

         Preferred equity as a percentage of capitalization                            3.0%
         (including mandatorily redeemable preferred securities)

         * Common stock equity includes par value, premium, retained earnings, shares held by ESOP, accumulated other comprehensive income and $574 million of minority interest.

d.)      MARKET-TO-BOOK RATIO OF XCEL ENERGY'S COMMON STOCK AS OF
         JUNE 30, 2001:

         Market-to-book ratio at June 30, 2001                                        1.63

e.)      NEW EWG PROJECTS IN WHICH XCEL ENERGY INVESTED OR COMMITTED TO INVEST
         DURING THE SECOND QUARTER:

         During the second quarter of 2001, Xcel Energy invested an additional
         $37.7 million in Independent Power International.

f.)      GROWTH IN CONSOLIDATED EARNINGS (SEGREGATING TOTAL EARNINGS GROWTH
         ATTRIBUTABLE TO EWG PROJECTS FROM THE REVENUE ATTRIBUTABLE TO ALL
         OTHER SUBSIDIARIES OF XCEL ENERGY):

         (IN MILLIONS)
         Retained earnings growth from EWG projects                            $     210.6
         Retained earnings growth from all other Xcel Energy
              subsidiaries (reflects dividend payments)                              (93.1)
                                                                               --------------
         Total increase in consolidated retained earnings for the year
              ended June 30, 2001                                              $     117.5
                                                                               =============

g.)      YEAR-TO-DATE REVENUES AND NET INCOME OF EACH EWG THROUGH JUNE 30,
         2001:


                                                                    Revenue                Net Income
                                                               ---------------          ----------------
         (IN MILLIONS)
         NRG Energy, Inc.                                      $         862.9           $         210.6
         Independent Power International                                  22.6                     (1.5)
         Denver City Energy Associates, L.P.                              18.0                      1.5

h.) PURCHASE PRICE PER SHARE OF REPORTED SALES OF XCEL ENERGY COMMON STOCK AND THE MARKET PRICE PER SHARE AT THE DATE OF THE AGREEMENT OF SALE. None sold (other than through dividend reinvestment or benefit plans as described below).

i.) THE TOTAL NUMBER OF SHARES OF COMMON STOCK ISSUED DURING THE SECOND QUARTER UNDER XCEL ENERGY'S DIVIDEND REINVESTMENT PLAN AND XCEL ENERGY SYSTEM EMPLOYEE BENEFIT AND EXECUTIVE COMPENSATION PLANS. Xcel Energy issued 585,467 shares under its dividend reinvestment plan and 995,792 shares under its system employee benefit and executive compensation plans.

j.) THE NAMES OF THE GUARANTORS AND OF THE BENEFICIARIES OF ANY XCEL ENERGY OR SUBSIDIARY GUARANTEE OR OTHER FORM OF CREDIT SUPPORT ISSUED DURING THE SECOND QUARTER, AND THE AMOUNT, TERM AND PURPOSE OF THE GUARANTEE.

         1.     The following guarantees were issued during the Second Quarter:


Guarantor                  Beneficiary                         Amount              Matures         Purpose
-------------------------- ----------------------------------- ------------------- --------------- ------------------------------
Xcel Energy                e prime, inc.                       $   5,000,000       04/04/02        Gas Trading
Xcel Energy                e prime, inc.                       $   5,000,000       Continuing      Financial
Xcel Energy                e prime, inc.                       $   3,000,000       05/01/02        Gas Trading
Xcel Energy                e prime, inc.                       $   1,500,000       03/01/02        Gas Trading
Xcel Energy                e prime, inc.                       $      50,000       05/02/02        Gas Trading
Xcel Energy                e prime, inc.                       $   3,000,000       Continuing      Gas Trading
Xcel Energy                e prime, inc.                       $   1,000,000       05/31/02        Gas Trading
Xcel Energy                e prime, inc.                       $   2,000,000       08/17/02        Gas Trading
Xcel Energy                e prime, inc.                       $   5,000,000       10/11/01        Gas Trading
Xcel Energy                e prime, inc.                       $   2,000,000       Continuing      Gas Trading
Xcel Energy                e prime, inc.                       $     250,000       Continuing      Gas Trading
Xcel Energy                e prime, inc.                       $     500,000       Continuing      Gas Trading
Xcel Energy                e prime Energy Marketing, Inc.      $   3,000,000       09/30/02        Performance/Payment
Xcel Energy                XERS Inc.                           $     100,000       05/22/02        Payment Obligations
Xcel Energy                Cheyenne Light, Fuel and Power      $   2,000,000       04/26/02        Support Gas
                           Company                                                                 Purchase Agreement
Xcel Energy                Seren Innovations, Inc.             $   2,000,000       Continuing      Payment Guarantee
Xcel Energy                Seren Innovations, Inc.             $     250,000       Continuing      Payment Guarantee
Xcel Energy                Energy Masters International, Inc.  $   3,199,772       04/01/23        Payment Guarantee
Xcel Energy                Utility Engineering                 $   7,706,188       01/30/03        Performance/Payment
NRG Energy, Inc.           Sabine River Works                  $  10,000,000       Indefinite      Payment Obligations
NRG Energy, Inc.           Sabine River Works                  $  12,500,000       Indefinite      Payment Obligations
NRG Energy, Inc.           Sabine River Works                  $  25,000,000       Indefinite      Payment Obligations
NRG Energy, Inc.           Sabine River Works                  $   2,500,000       Indefinite      Payment Obligations
NRG Energy, Inc.           Brazos Valley                       $   7,300,000       Indefinite      Payment Obligations
NRG Energy, Inc.           Brazos Valley                       $     300,000       Indefinite      Payment Obligations
NRG Energy, Inc.           NRG Midatlantic Generating LLC      $   2,400,000       Indefinite      Performance Obligations
NRG Energy, Inc.           NRG Midatlantic Generating LLC      $  20,000,000       12/05           Payment Obligations
NRG Energy, Inc.           Killingholme                        $   1,410,000       Indefinite      Energy Trading


                                       3

NRG Energy, Inc.           Killingholme                        $   2,115,000       Indefinite      Energy Trading
NRG  Northeast
Generating LLC
("NRG NE")                 NRG Power Marketing, Inc.           $   2,000,000       06/30/02        Gas Agreements
NRG NE                     NRG Power Marketing, Inc.           $   2,000,000       06/30/01        Gas Agreements
NRG NE                     NRG Power Marketing, Inc.           $   5,000,000       06/30/02        Electric Agreements
NRG NE                     NRG Power Marketing, Inc.           $  10,000,000       06/30/02        Financial
NRG NE                     NRG Power Marketing, Inc.           $   1,000,000       06/30/02        Electric Agreements
NRG NE                     NRG Power Marketing, Inc.           $     500,000       06/30/02        Gas Agreements
NRG NE                     NRG Power Marketing, Inc.           $   8,000,000       06/01/02        Physical/Financial
NRG NE                     NRG Power Marketing, Inc.           $     300,000       12/31/01        Contract Agreements
NRG NE                     NRG Power Marketing, Inc.           $  10,000,000       05/31/02        Fuel oil Agreements
NRG NE                     NRG Power Marketing, Inc.           $   5,000,000       05/08/02        Financial
NRG NE                     NRG Power Marketing, Inc.           $   4,000,000       05/31/02        Electric Agreements
NRG NE                     NRG Power Marketing, Inc.           $     200,000       05/31/02        Electric Agreements
NRG NE                     NRG Power Marketing, Inc.           $   5,000,000       04/30/02        Financial
NRG NE                     NRG Power Marketing, Inc.           $   7,000,000       04/05/02        Electric Agreements
NRG South Central
Generating LLC ("NRG SC")  NRG Power Marketing, Inc.           $     250,000       06/30/02        Electric Agreements
NRG SC                     NRG Power Marketing, Inc.           $   2,000,000       06/30/02        Electric Agreements
NRG SC                     NRG Power Marketing, Inc.           $   2,000,000       06/07/02        Commodities
NRG SC                     NRG Power Marketing, Inc.           $   1,000,000       06/30/02        Electric Agreements
NRG SC                     NRG Power Marketing, Inc.           $   1,000,000       05/31/02        Electric Agreements
NRG SC                     NRG Power Marketing, Inc.           $   5,000,000       05/01/02        Physical/Financial
NRG SC                     NRG Power Marketing, Inc.           $   5,000,000       04/30/02        Electric Agreements
NRG SC                     NRG Power Marketing, Inc.           $   5,000,000       04/30/02        Electric Agreements


2.       The following letters of credit were issued during the Second Quarter:

    Issuing Entity                        Beneficiary                             Amount             Expiration Date
    ------------------------------------- --------------------------------------- ------------------ ---------------------
    NRG Energy, Inc.                      NRG Power Marketing, Inc.               $  2,200,000       05/30/02

3. Xcel Energy guaranteed an additional $3,637,763 of surety bonds in the Second Quarter. Such guarantees are exempt under Rule 45 (b)(6).

k.) THE AMOUNT AND TERMS OF ANY SHORT-TERM DEBT ISSUED BY XCEL ENERGY DURING THE SECOND QUARTER. Xcel Energy borrows and repays short-term debt on an on-going basis. As of June 30, 2001, Xcel Energy had $219,375,000 in short-term debt outstanding at an average cost of 4.75%.

l.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY UTILITY SUBSIDIARY THAT ARE NOT EXEMPT UNDER RULE 52. On an on-going basis Cheyenne Light, Fuel and Power Company (Cheyenne) borrows and repays short-term debt to Xcel Energy. As of June 30, 2001, Cheyenne had $28,610,000 in short-term debt outstanding at an average cost of 4.75%.

         On an on-going basis Black Mountain Gas Company borrows and repays short-term debt to Xcel Energy. As of June 30, 2001, Black Mountain Gas Company had $3,518,913 in short-term debt outstanding at an average cost of 4.75%.

m.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY NON-UTILITY SUBSIDIARY DURING THE SECOND QUARTER THAT ARE NOT EXEMPT UNDER RULE 52.

         1. Certain short-term inter-company notes are issued and repaid on an on-going basis. The proceeds are used for general corporate purposes. As of June 30, 2001, the following such inter-company notes were outstanding with an average interest rate of 4.75%:

                                                                                                             Amount
Lender                                 Borrower                                                           Outstanding
-------------------------------------- ------------------------------------------------------------- -----------------------
Xcel Energy                            Xcel Energy WYCO Inc.                                         $       775,000
Xcel Energy                            Xcel Energy Services Inc.                                     $    29,275,000
Xcel Energy                            Xcel Energy International Inc.                                $    28,550,000
NCE Communications, Inc.               Xcel Energy Communications Group, Inc.                        $     2,595,000
Xcel Energy                            Xcel Energy Retail Holdings, Inc. ("Xcel Retail")             $     8,885,000
Xcel Retail                            Xcel Energy Centrus                                           $       135,000
Xcel Retail                            Xcel Energy Cadence                                           $       875,500
Xcel Retail                            The Planergy Group                                            $     4,931,350
Xcel Retail                            Natural Station LLC                                           $       281,800
Xcel Retail                            Natrogas, Inc.                                                $     1,500,000
Utility Engineering                    Xcel Energy Wholesale Group, Inc.                             $    61,000,000
Xcel Retail                            e prime Energy Marketing, Inc.                                $       750,000
Quixx Corporation                      Utility Engineering                                           $    36,200,000
Xcel Energy                            Xcel Energy Wholesale Group, Inc.                             $    84,240,000
Utility Engineering                    Applied Power Associates, Inc.                                $       800,000
Utility Engineering                    Proto-Power Corporation                                       $       650,000
Utility Engineering                    Universal Utility Services                                    $     1,750,000
Utility Engineering                    Precision Resource Company                                    $       675,000
e prime, inc.                          Xcel Energy Markets Holdings, Inc.                            $     6,100,000
Texas-Ohio Pipeline, Inc.              Xcel Energy Ventures Inc.                                     $       150,000

n.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY UTILITY SUBSIDIARY DURING THE SECOND QUARTER UNDER THE EXEMPTION PROVIDED UNDER RULE 52.
         NORTHERN-STATES POWER COMPANY (MINNESOTA)
         Northern-States Power Company (Minnesota) issued or renewed the following letters of credit:

                                                     Issue/
       Beneficiary                                   Renew           Amount                   Expiration Date
       --------------------------------------------- --------------- ------------------------ ----------------
       Riverside                                     Renew           $     375,000            04/13/02
       Energy Insurance                              Issue           $     500,000            05/30/02
       Energy Insurance                              Renew           $  10,000,000            06/30/02
       City of Maple Grove                           Issue           $      10,000            05/15/02

         SOUTHWESTERN PUBLIC SERVICE COMPANY
         Southwestern Public Service Company renewed a letter of credit for $2,146,939 for the benefit of Southwest Power Pool. The expiration date of the letter of credit was extended to July 1, 2002.

         UTILITY SUBSIDIARIES SHORT-TERM DEBT
         On an on-going basis the Utility Subsidiaries borrow and repay short-term debt. As of June 30, 2001, the Utility Subsidiaries listed below had outstanding short-term debt as follows:

                                 Utility Subsidiary                        Amount           Avg. Rate
                  -------------------------------------------------- -------------------- ---------------
                  Public Service Company of Colorado                 $ 64,000,000            4.70%
                  Southwestern Public Service Company                $644,189,000            4.74%
                  Northern States Power-Minnesota                    $307,861,000            4.44%
                  Northern States Power-Wisconsin                    $ 21,800,000            4.44%

         PUBLIC SERVICE COMPANY OF COLORADO
         On June 29, 2001, Public Service Company of Colorado renewed its $600 million credit agreement with several banks until June 28, 2002. The interest rate per annum under the agreement is the Prime Rate or the Eurodollar Rate plus a spread of .625%. The credit agreement is primarily used as a backup line of credit to support Public Service Company of Colorado's commercial paper program that is used to fund general corporate needs.

         As of June 30, 2001, Public Service Company of Colorado had short-term borrowings outstanding from two of its subsidiaries at an average rate of 4.70%. The amount outstanding for each was $1,685,000 from 1480 Welton, Inc. and $850,000 from P.S.R. Investments, Inc.

o.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY NON-UTILITY SUBSIDIARY DURING THE SECOND QUARTER UNDER THE EXEMPTION PROVIDED UNDER RULE 52.

         1.) On an on-going basis PS Colorado Credit Corporation borrows and repays short-term debt. As of June 30, 2001, PS Colorado Credit Corporation had $95,775,000 outstanding at an average cost of 4.77%.

         2.) Utility Engineering entered into a $30,000,000 revolving credit agreement on May 21, 2001 with several banks. This credit agreement matures on May 21, 2003. The use of proceeds is for general operations.

         3.) On June 22, 2001, NRG Energy, Inc. entered into a $600 million term loan facility with several lenders. The expiration date for the loan is June 21, 2002. The interest rate is LIBOR plus 80 basis points. Proceeds will be used for general corporate purposes.

         4.) On April 5, 2001, NRG Energy, Inc. sold $350,000,000 principal amount of 7.75% Senior Notes due April 1, 2011 and $340,000,000 principal amount of 8.625% Senior Notes due April 1, 2031. These unsecured notes were sold under the following terms and conditions.


                                                               Per Senior Note        Per Senior Note
                                                                  Due 2011                Due 2031
                                                                  --------                --------
                   Price to Public                                 99.734%                99.874%
                   Underwriting Discount                           00.650%                00.875%
                   Proceeds to NRG Energy, Inc.                    99.084%                98.999%

                  The proceeds to NRG Energy, Inc. were used to repay short-term debt incurred to fund acquisitions and other general corporate purposes.

         5.) In June 2001, NRG Midatlantic Generating LLC entered into a $580 million loan agreement that terminates in November 2005. Interest rates under the facility are floating rates. Proceeds will be used to finance, in part, the acquisition of certain generating facilities from Conectiv.

         6.) In May 2001, NRG Energy, Inc. entered into a $2 billion revolving credit facility with various lenders. The facility terminates in May 2006. Proceeds from borrowings under this facility will be used to finance the acquisition, development and construction of power generating plants located in the United States and to finance the acquisition of turbines for such facilities.

         7.) In June 2001, Brazos Valley Energy LP and Brazos Valley Technology LP entered into a $189.5 million loan agreement that terminates in June 2008. Interest rates under the facility are floating rates. Proceeds will be used for the construction of plants.

p.) THE NOTIONAL AMOUNT AND PRINCIPAL TERMS OF ANY INTEREST RATE HEDGE OR ANTICIPATORY HEDGE ENTERED INTO DURING THE SECOND QUARTER AND THE IDENTITY OF THE PARTIES TO SUCH INSTRUMENTS. NRG Energy, Inc. entered into the following interest rate hedges:

                                        10 year           Effective        Expiration
              Notional Amount          Swap Rate             Date             Date           Counterparty
          ------------------------ ------------------- ----------------- --------------- ---------------------
               $125,000,000              4.243%            05/31/01         06/30/02           ABN Amro
               $ 50,311,000              7.195%            06/30/02         09/29/06           ABN Amro
               $ 50,311,000              7.312%            06/30/02         09/29/06           ABN Amro
               $ 21,291,288              4.790%            06/29/01         07/31/03           ABN Amro
               $125,000,000              4.243%            05/31/01         06/30/02           ABN Amro
               $ 90,000,000              6.540%            07/31/03         06/30/08           ABN Amro
               $ 75,466,500              7.070%            06/28/02         09/29/06           ABN Amro
               $ 42,076,000              7.195%            01/12/00         06/28/02           ABN Amro
               $ 42,076,000              7.312%            06/01/00         06/28/02           ABN Amro
               $ 50,000,000              6.260%            12/29/00         09/29/06           ABN Amro

q.) THE NAME, PARENT COMPANY AND AMOUNT INVESTED IN ANY NEW INTERMEDIATE SUBSIDIARY OR FINANCING SUBSIDIARY DURING THE SECOND QUARTER. A new intermediate subsidiary, Xcel Energy Argentina Inc., was incorporated on June 21, 2001. Xcel Energy International Inc. is the parent company of this new intermediate subsidiary and holds 100 shares of Xcel Energy Argentina Inc.'s common stock, par value $1.00.

r.) CONSOLIDATED BALANCE SHEETS AS OF THE END OF THE SECOND QUARTER AND SEPARATE BALANCE SHEETS AS OF THE END OF THE SECOND QUARTER FOR EACH COMPANY, INCLUDING XCEL ENERGY, THAT HAS ENGAGED IN FINANCING TRANSACTIONS DURING THE SECOND QUARTER.
         The consolidated balance sheets of Xcel Energy, Public Service Company of Colorado, Southwestern Public Service Company, Northern States Power Company (Minnesota), Northern States Power Company (Wisconsin), NRG Energy, Inc., NRG Northeast Generating LLC and NRG South Central Generating LLC as of June 30, 2001 are incorporated by reference. Such balance sheets were filed with the respective company's Form 10-Q for June 30, 2001. The file numbers are as follows:

                  Xcel Energy                                                 1-3034
                  Public Service Company of  Colorado                         1-3280
                  Southwestern Public Service Company                         1-3789
                  Northern States Power Company (Minnesota)                   000-31709
                  Northern States Power Company (Wisconsin)                   10-3140
                  NRG  Energy, Inc.                                           001-15981
                  NRG Northeast Generating LLC                                333-42638
                  NRG South Central Generating LLC                            333-48900

         The following balance sheets as of June 30, 2001 were filed under confidential treatment pursuant to Rule 104(b):

         Exhibit 1         Xcel Energy Wyco Inc.
         Exhibit 2         Xcel Energy Services Inc.
         Exhibit 3         Xcel Energy International Inc.
         Exhibit 4         Xcel Energy Communications Group, Inc.
         Exhibit 5         NCE Communications, Inc.
         Exhibit 6         Xcel Energy Retail Holdings, Inc.
         Exhibit 7         Xcel Energy Cadence
         Exhibit 8         The Planergy Group
         Exhibit 9         Natural Station LLC
         Exhibit 10        Xcel Energy Wholesale Group, Inc.
         Exhibit 11        Applied Power Associates, Inc.
         Exhibit 12        Proto-Power Corporation
         Exhibit 13        Universal Utility Services
         Exhibit 14        Precision Resource Company
         Exhibit 15        Xcel Energy Markets Holdings, Inc.
         Exhibit 16        e prime, inc.
         Exhibit 17        Texas-Ohio Pipeline, Inc.
         Exhibit 18        Quixx Corporation
         Exhibit 19        Xcel Energy Centrus
         Exhibit 20        Utility Engineering
         Exhibit 21        Cheyenne Light, Fuel and Power Company
         Exhibit 22        Black Mountain Gas Company
         Exhibit 23        Xcel Energy Ventures Inc.
         Exhibit 24        Seren Innovations, Inc.
         Exhibit 25        1480 Welton, Inc.
         Exhibit 26        P.S.R. Investments, Inc.
         Exhibit 27        PS Colorado Credit Corporation
         Exhibit 28        e prime Energy Marketing, Inc.
         Exhibit 29        Natrogas, Inc.
         Exhibit 30        Energy Masters International, Inc.
         Exhibit 31        NRG Power Marketing, Inc.
         Exhibit 32        NRG Midatlantic Generating LLC
         Exhibit 33        XERS Inc.
         Exhibit 34        Killingholme
         Exhibit 35        Sabine River Works
         Exhibit 36        Brazos Valley Energy LP - not available
         Exhibit 37        Brazos Valley Technology LP - not available

s.) REGISTRATION STATEMENTS FILED DURING THE SECOND QUARTER The following registration statements were filed: Form S-3 file number 333-62958 filed June 14, 2001 by NRG Energy, Inc.
         Form S-3 file number 333-59098 filed April 17, 2001 by Northern States Power Company (Minnesota) Form S-3 file number 333-63254 filed June 18, 2001 by Southwestern Public Service Company

         I, Paul E. Pender, Treasurer of Xcel Energy Inc., certify that transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application-Declaration.

                                                     XCEL ENERGY INC.

                                                     By:  /s/ Paul E. Pender
                                                          -------------------
                                                              Paul E. Pender
                                                              Treasurer

Dated:  August 29, 2001